Mail Stop 4561							December 11, 2008


Jonathan Chesky Malamud
President and Chief Executive Officer
Map Financial Group, Inc.
460 West 34th Street, 10th Floor
New York, New York 10001

      Re:	Map Financial Group, Inc.
      Registration Statement on Form S-1/A
      Filed December 8, 2008
		File No. 333-153726

Dear Mr. Malamud:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1
Summary Consolidated Financial Information, page 3
1. We note that the share information for the seven months ended
July
31, 2008 and July 31, 2007 as well as the year ended December 31, 2006 does not agree with the information presented in the financial statements for the same periods. Please revise to present consistent information throughout the document.

Management`s Discussion and Analysis
Accounts Receivable, Loss History, Credit Quality and Aging of Receivables, page 36
2. Please revise the disclosure on page 36 to report that 0.34% and
0.80% of loans "issued" were written off during 2007 and 2006, respectively.
3. You state that under the direct write-off method, accounts receivable are written off and charged to income when they are generally overdue by 120 days and all collection efforts have failed.
On page 37 we note the $196,791 of receivables outstanding as of December 2, 2008. Please tell and revise your disclosures to explain why you have such a significant balance of receivables greater than
121 days considering you policy.

Financial Statements
4. Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

Fast Cash International Ltd.
Statement of Income, page 2
5. We note that your net profit per share as of July 31, 2008 and 2007 is 44.65747 and 0.87518 respectively. Reverse mergers should be recorded when they are effected and must be retroactively reflected for the earlier balance sheets presented. Please revise your financial statements accordingly.

Note 2 - Significant Accounting Policies, page 5
Direct Write-Off Method Used to Record Bad Debts, page 8
6. Based on your response to our prior comment 11, it appears you are utilizing the 0.57% loss percentage to the 2008, 2007 and 2006 allowance for bad debt balance determination. Please tell us why you did not consider industry, geographical and other data in determining your allowance. It is not clear to us that the direct write-off method is not materially different from the results that would have been obtained under the allowance method. Please advise.
7. As a related matter, please update the notes to the December
31,
2007 financial statements to include the information requested in our prior comment 11.

Exhibit 23
8. Please provide a current consent of the independent accountant in any amendment.

*		*		*		*		*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper, Staff Accountant at
(202)551-
3396 or Amit Pande, Assistant Chief Accountant at (202)551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202)551-3434 with any other questions.

      					Sincerely,



      					Michael R. Clampitt
      Staff Attorney


cc:	By fax (516) 887-8250
	Michael Sufott
	David Lubin & Associates, PLLC